ab	UBS AG
Postfach
CH-8098 Zürich
Tel. +41-44-234 11 11

Group Tax & Accounting Policy

Todd Tuckner
Stockerstrasse 64
Tel. +41-44-234 8280
Via EDGAR and messenger	Fax +41-44-234 7361
todd.tuckner@ubs.com

Ms. Kathryn McHale	www.ubs.com
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
October 7, 2010
UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
Dear Ms. McHale:
We respectfully submit the responses set forth below to the comment letter dated September 9, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (a) the annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), (b) the first quarter 2010 report on Form 6-K (the “Q1 2010 Form 6-K”), and (c) the second quarter 2010 report on Form 6-K (the “Q2 2010 Form 6-K) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response. As you requested, we have included supplemental information where applicable.
Comment 1
Form 20-F for the fiscal year ended December 31, 2009
Exhibits, page 21
Exhibit 4.1
We note that Exhibit 4.1 to your form 20-F refers to an Exhibit E, a letter agreement between UBS and the U.S. government, which does not appear to have been provided. Please be aware that when you file an agreement pursuant to Instruction 4 to Exhibits on Form 20-F, you are required to file the entire agreement, including all exhibits, schedules and appendices. Please amend your Form 20-F to file the full and complete Deferred Prosecution Agreement, including any exhibits, schedules and appendices which are included in such agreement.
The Deferred Prosecution Agreement (DPA), as filed as Exhibit 4.1 to UBS’s 2009 Form 20-F, was full and complete in all respects except that it omitted Exhibit E thereto. Exhibit E to the DPA specifies the characteristics of the U.S. person account information that was delivered by UBS to the US Department of Justice (DOJ) pursuant to paragraph 9 of the DPA and an order of the Swiss Financial Market Supervisory Authority (FINMA).

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 2 of 18
Exhibit E was omitted from the Form 20-F filing because, at the request of the DOJ, that exhibit was filed under seal pursuant to a court order, which remained in full force and effect at the time the Form 20-F was filed and remains so today. DOJ applied for and obtained the court’s approval to seal this document. Without court approval, UBS would not be able to provide the Exhibit to the SEC or file it as an exhibit to the Form 20-F.
UBS filed the DPA because it is a material agreement to UBS as described in Instruction 4(a) of the Instructions as to Exhibits in Form 20-F. However, UBS believes that the information contained in Exhibit E is not material in any respect to the financial condition or financial statements of UBS.
Comment 2
Risk and treasury management
Composition of credit risk – UBS Group, page 119
We refer to your “Credit exposure by business division” table on page 119 which provides a breakdown of your banking and trading product exposures before and after impairments, credit valuation adjustments and specific hedges. Please revise your future filings to more clearly define how your gross credit exposure was determined for each product. For example, the gross credit exposure for loans in Wealth Management & Swiss Bank, Wealth Management Americas and Other business divisions appears to equal the carrying value of loans in each of these divisions. However, for your Investment Bank division you show that the gross credit exposure for loan products is CHF 25.4 million while the carrying value of loans in this division is CHF 90.7 million as of 31 December 2009.
We agree to more clearly define in our future filings how our gross credit exposure was determined for each product. However, we would like to highlight that in our Annual Report 2009, page 115, we included a specific section explaining that we have different measures of risk exposure depending on the purposes for which exposures are calculated: financial accounting under IFRS, determination of our regulatory capital, or our internal management of the firm.
With respect to the disclosure of our Investment Bank loan exposures, you correctly identify that there is a difference between the balance sheet carrying value of loans (as reported under IFRS) and our internal risk view of these exposures. This is primarily driven by adjustments to exclude margin that we post to counterparties against negative replacement values, prime brokerage cash accounts and securities that are classified as loans and receivables. We would like to highlight that on page 122, we included the table “Investment Bank: net banking products exposure to corporates and other non-banks.” The Investment Bank’s banking products portfolio is defined as loans and contingent claims and irrevocable commitments. The table specifically identifies the adjustments required to derive our internal risk view of loans and contingent claims and irrevocable commitments from the equivalent balance sheet reported exposures. However, we agree to more clearly define in our future filings the linkage between the various credit exposure tables and our descriptions of the different exposure measures used.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 3 of 18
Comment 3
Composition of credit risk – business divisions, page 120
Investment Bank, page 122
Based on your “Allowances and provisions for credit losses” table on page 126, it appears that the majority of your loans are held within the Wealth Management & Swiss Bank business division. However, the Investment Bank also holds a significant portion of your loans (approximately 30% as of December 2009). In an effort to provide greater transparency and granularity to your disclosures, please revise your future filings to disclose the composition of the Investment Bank lending portfolio in a level of detail similar to that disclosed for Wealth Management & Swiss Bank on page 121.
The “Allowances and provisions for credit losses” table on page 126 shows our balance sheet reported exposures for loans under IFRS. As discussed in 2 above, our IFRS reported exposures for Investment Bank loans differ from our internal risk view. In the table “Investment Bank: net banking products exposure to corporates and other non-banks”, we specifically identify the adjustments required to derive our internal risk view of loans and contingent claims and irrevocable commitments from the equivalent balance sheet reported exposures. Furthermore in the tables on page 123, we provide granular information on our Investment Bank net banking product exposures by internal rating and loss-given-default (LGD) buckets, by industry sector and also by geographical region. These disclosures are similar to the level of granularity provided on our Wealth Management and Swiss Bank banking product and lending portfolios. However, we agree to more clearly define in our future filings the linkage between the various credit exposure tables and our descriptions of the different exposure measures used.
Comment 4
Impaired loans, allowances and provisions, page 125
We note that your disclosure in Note 1(a)(11) that for purposes of measuring impairment on specifically identified impaired loans, you include amounts that may result from restructuring or liquidation of the collateral in your estimate of expected future cash flows. We also note, however, that as of 31 December 2009 your allocated allowances represent only 56.3% of your impaired lending portfolio after considering the estimated liquidation proceeds of the underlying collateral. Please provide us with more clarity around how estimated liquidation proceeds from collateralized financial assets are factored into your impairment measurements and explain how you considered the guidance in paragraph AG84 of IAS 39 when developing your calculation of the present value of estimated future cash flows.
As detailed in Note 1(a)(11) on page 267 of our Annual Report 2009, UBS applies the principles of IAS 39 to evaluate individual credit exposures based on the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral if applicable. In keeping with the guidance in paragraph AG84 of IAS 39, the estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral.
The table “Allowances and provisions for credit losses” on page 126 of our Annual Report 2009 provides information on our lending portfolio, allowances for credit losses, the estimated liquidation proceeds of collateral and various ratios by business division. You correctly identified that at 31 December 2009 our allocated allowances represented 56.3% of our impaired lending portfolio after considering the estimated liquidation proceeds of collateral. By business division, the comparable ratio for Wealth Management & Swiss Bank was approximately 77%, whereas for the Investment Bank the ratio was approximately 49%. The relatively low ratio for the Investment Bank is explained by two legacy restructured leveraged finance positions with a total carrying value of CHF 1.1 billion for which the cumulative allowances for credit losses had been written off. The remaining loan balances on these positions were assessed as largely recoverable and therefore had de minimis remaining allowances for credit losses at 31 December 2009. Excluding these positions, the Investment Bank’s allocated allowances would have represented 68% of its impaired loan portfolio. In addition, one of the legacy restructured leveraged finance loans with a carrying value of CHF 0.9 billion at 31 December 2009, was subsequently sold early in third quarter 2010 at no additional cost to the firm (i.e. the sale proceeds realized in the market were commensurate with the carrying value).

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 4 of 18
Comment 5
Notes to the consolidated financial statements
Note 1(a)(11) – Allowance and provisions for credit losses, page 267
Please revise your future filings to more comprehensively disclose your process for collectively measuring impairment on those loans that have not been specifically identified as impaired. Consider the following in your revised disclosures:
•	Disclose how loans with similar risk characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk);

•	Disclose how historical loss rates are determined and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and

•	Describe any qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements.
We agree to provide more comprehensive disclosure in our future filings on our process for collectively measuring impairment on those loans that have not been specifically identified as impaired and to consider the various factors you have identified.
Comment 6
Note 1(a)(14) – Repurchase and reverse repurchase transactions, page 269
We note that securities purchased and sold are generally treated as collateralized financing transactions. You also disclose that securities delivered under repurchase agreements are not derecognized from the balance sheet unless the risks and rewards of ownership are relinquished. Please address the following:
•	Tell us and revise your future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.

•	If you have, provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, provide us with and revise your future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.
We do not derecognize securities delivered in repurchase transactions. Under IFRS, our repurchase transactions are accounted for as collateralized financing transactions (i.e. UBS does not relinquish the risk and rewards of ownership of the securities transferred). In future filings, we will revise our policy description to eliminate the term generally.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 5 of 18
Comment 7
Note 11 – Trading portfolio, page 294
We note that you present the debt instruments in both your trading and available-for-sale investment portfolios in three categories based on the issuers of such securities (e.g., government and government agencies, banks, corporates and others). In an effort to provide greater transparency and granularity to your disclosure, please consider disaggregating these categories into additional classes of financial instruments (for example, by product type). Provide us with your proposed revised disclosure for future filings, if applicable.
In Note 11 Trading portfolio and Note 13 Financial investments available-for-sale of our financial statements 2010, we will present carrying amounts for debt instruments held for trading and available-for-sale by counterparty type (government/ government agencies, banks, corporates and other) and product type. The product type information we intend to provide will consider materiality aspects and is expected to present carrying values for bonds (split by government bills/bonds and corporate bonds, including bonds issued by financial institutions), asset-backed securities (split by mortgage-backed securities and other), and loans, complemented by fair value hierarchy information (levels 1 to 3).
Comment 8
Note 13 – Financial Investments available-for-sale, page 296
We note that you present the total net unrealized gains/(losses) for your available-for-sale investment portfolio as an aggregate (net) amount. Such aggregate presentation does not necessarily provide a clear indication of your exposure to impairment risk on those securities that are currently in an unrealized loss position. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please revise your future filings to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available-for-sale investment portfolio. For example, consider revising your disclosure to separately present gross unrealized losses and gross unrealized gains on investment securities. Please also consider classifying the gross unrealized losses by duration (e.g., less than 12 months and greater than 12 months) or by security type.
As of December 31, 2009, unrealized losses of financial instruments available-for-sale were CHF 92 million, of which CHF 41 million related to equity instruments and CHF 51 million to debt instruments. The majority of these unrealized losses existed for less than twelve months. In Note 13 Financial investments available-for-sale of our financial statements 2010, we will present unrealized losses of financial instruments available-for-sale separately from unrealized gains. In addition, if unrealized losses were to become material, we would consider providing narrative information, including unrealized losses by product type and/or duration.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 6 of 18
Comment 9
Note 26 – Capital increases and mandatory convertible notes, page 318
We note your disclosures regarding your mandatorily convertible notes (MCNs) issued in March and December 2008. Please respond to the following:
•	Tell us how you concluded that upon issuance of the MCNs in March and December the conversion option should be separated into more than one component whereby a portion of the conversion option (presumably related to the obligation to deliver a fixed number of shares) is accounted for as an embedded equity instrument, and a portion of the conversion option (presumably related to the obligation to deliver a variable number of shares worth a fixed amount between the minimum and maximum number of shares that could have potentially been issued upon conversion) is accounted for as a derivative liability.
•	As it relates to the March 2008 issuance, tells us the nature of the adjustments to the conversion prices that resulted in the MCNs being treated as an equity instrument upon the adjustment.
Our accounting analysis was based on IAS 32 Financial Instruments: Presentation, specifically paragraphs 11, 15, 16, 21, 22, and 28 – 32. The conversion features of the two MCNs were not completely identical. The MCN issued in March 2008 had an upper and lower conversion price within which the minimum and maximum number of shares that would be issued on conversion was defined. We identified three UBS share price ranges that informed our accounting analysis:
1)	the share price is at or below the minimum conversion price;

2)	the share price is in between the minimum and maximum conversion price; and

3)	the share price is at or above the maximum conversion price.
Price ranges 1) and 3) have been identified as associated with the equity components of the MCN as in these price ranges a fixed amount is converted into a fixed number of shares. Price range 2) has been identified as associated with the liability component as within this range a fixed amount is converted into a variable number of shares.
Based on this analysis, the March MCN was identified as a compound instrument consisting of a debt host and an equity component, the latter being that which is associated with share price ranges 1) and 3) described above. Share price range 1) can be described as the range in which UBS holds a put option that allows it to put the maximum number of shares to the MCN investors at a price at or above the market price of a UBS share at the conversion date. Share price range 3) can be described as the range in which the MCN investors hold a call option that allows them to call from UBS the minimum number of shares at a price at or below the market price of a UBS share at the conversion date. Per IAS 32, both conversion options satisfy the definition of an equity instrument.
In June 2008, UBS completed a rights offering and granted existing shareholders subscription rights for the new shares. The MCN investors had no subscription rights and were protected by anti-dilution clauses that were an integral part of the MCN’s terms and conditions. The anti-dilution clauses required that, in the event of a capital increase in excess of CHF 5 billion where shares are issued at a discount to the market price, the upper conversion price be adjusted downwards, but in no circumstances to below the lower conversion price. The terms of the rights issue triggered a downward adjustment of the upper conversion price to the level of the lower conversion price. The effect of this adjustment was that there was only one conversion price post adjustment and the MCN became mandatorily convertible into a fixed number of shares under all circumstances. Under IAS 32, an instrument that provides for a fixed amount being settled in a fixed number of own equity instruments is itself an equity instrument. Therefore, we reclassified the debt host from a liability to equity to reflect this change in the MCN conversion terms.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 7 of 18
The MCN issued in December 2008 had an upper and lower conversion price within which the minimum and maximum number of shares that would be issued on conversion was defined. We identified three UBS share price ranges that informed our accounting analysis:
1)	the share price is at or below the minimum conversion price;

2)	the share price is in between the minimum and maximum conversion price; and

3)	the share price is at or above the maximum conversion price.
Share price ranges 1) and 2) were identical with the ones of the March MCN described above. The December MCN included an additional conversion feature for share price range 3) that would have required UBS to issue an increasing number of shares upon conversion to the extent the share price moved above the upper conversion price. While price range 3), like price range 2), provides for the issuance of a variable number of shares upon conversion, the difference is that, within price range 3), the MCN investors would have received an increasingly higher value upon conversion to the extent the UBS share price moves above the maximum conversion price. On the other hand, conversion within price range 2) would have resulted in the receipt of a fixed value for the MCN investor. Because the terms of price range 3) provided for the issuance of a variable number of shares, we classified it as an embedded derivative liability that needed to be separated from the debt host contract and accounted for at fair value through profit or loss. Accordingly, the December MCN consisted of a debt host (price range 2), an embedded derivative liability (price range 3) and an equity component (price range 1).
Comment 10
Note 27 – Fair value of financial instruments, page 318
We note that you provide high level disclosure of your valuation principles beginning on page 318 and more specific information about certain significant product categories and related valuation techniques and models beginning on page 325. Given the multitude of financial instruments carried at fair value and the varying degrees of complexity associated with valuing such instruments, please revise your future filings to disclose the valuation methods and assumptions used in determining the fair value for each class of financial instrument pursuant to the guidance in paragraph 27 of IFRS 7. Consideration should also be given to providing this disclosure on a more granular level (e.g., by product type).
UBS’s existing fair value disclosures provide information on different classes of financial instruments as required by IFRS 7. The distinction between classes for the valuation disclosure has been determined by reference to the key risks which drive the valuation of different instruments, including the source of any significant valuation uncertainty. The disclosures also provide information on UBS’s approach to valuing and reporting risks that are present across different classes of financial instruments and for which UBS therefore assesses and reports on a portfolio basis. Examples of these include the adjustments for model uncertainty, counterparty credit risk and UBS’s own credit risk, each of which are separately discussed in Note 27.
UBS is currently developing revised disclosures for the Annual Report 2010 that categorize the valuation information provided in Note 27 in a manner that is consistent with the product level disclosure that will be provided elsewhere in the financial statements, including Note 11 Trading Portfolio, Note 13 Financial Investments available–for-sale and Note 23 Derivative Instruments and hedge accounting. Product type granularity will be based on materiality and relevance and is currently expected to include government bills/ bonds, corporate bonds, loans, asset-backed securities (MBS versus other), shares, investment fund units, structured products, and derivatives (e.g. options, swaps, forwards, interest rate, credit, FX, equity, commodities, other). In addition, we will continue to provide complementary valuation details for products with a higher degree of valuation uncertainty (e.g. CVA monoline credit protection, reference-linked notes, option to acquire equity of the SNB StabFund). Presenting the information in this way will provide greater transparency over how the different types of risk and valuation uncertainty relate to different product types.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 8 of 18
Comment 11
Note 29(b) – Measurement categories of financial assets and financial liabilities – Reclassification of financial assets, page 332
We note that during 2008 and the first quarter of 2009 you reclassified certain debt financial assets from your held-for-trading portfolio to loans and receivables mainly due to illiquid markets for these instruments. Please tell us whether such instruments were reclassified pursuant to paragraph 50B or 50D of IAS 39 and explain how you determined you met the requirements of such guidance. For example, explain how you determined that securities reclassified as loans and receivables would have met the definition of a loan or receivable if they had not been required to be classified as held for trading at initial recognition.
We reclassified assets pursuant to Paragraph 50D of IAS 39. Paragraph 50D pertains only to those financial assets that would be eligible for classification as loans and receivables while paragraph 50B pertains to financial assets that do not met the definition of loans and receivables. The assets that were transferred during 2008 and first quarter of 2009 met the requirements of paragraph 50D as the bank had the intent and ability to hold the assets for the foreseeable future, and all the assets in question:
•	had fixed or determinable payments;

•	were not quoted in an active market; and

•	contained no features which could cause the bank not to recover substantially all of its initial investment except through credit deterioration.
The bank performed a review to ensure that all assets (including any securities) that were transferred from held-for-trading to loans and receivables met the above criteria.
Comment 12
Note 29(b) – Measurement categories of financial assets and financial liabilities – Reclassification of financial assets, page 332
As a related matter, please tell us and revise your future filings to reconcile your reclassified assets disclosed in the table on page 332 to footnote (2) to the table on page 292. Please also ensure that your disclosure concerning your auction rate securities holdings (both those reclassified and initially classified as loans) is consistent throughout your filing. It is unclear how the auction rate securities figures on pages 141, 292, and 332 relate to one another.
Reconciliation of reclassified securities
The total reclassified carrying value of assets of CHF 19.852 billion disclosed on page 332 include both securities and non-securities, and are presented net of any allowance for credit losses. The total reclassified asset balance is comprised of CHF 19.093 billion of securities and CHF 0.759 billion of non-securities (Leveraged finance loans).
The disclosures in Note 9a on page 292 are presented gross of the allowance for credit losses. Footnote 2 to Note 9a disaggregates the assets that make up the Securities line item into securities that were reclassified and those that were acquired and initially classified as loans. The total (CHF 27.237 billion) is comprised of CHF 7.793 billion of reclassified SLARs, CHF 11.462 billion of other reclassified assets, and CHF 7.982 billion of ARS acquired from clients (non-reclassified securities).

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 9 of 18
The total of reclassified securities is, therefore, CHF 19.255 billion (CHF 27.237 billion less non-reclassified securities of CHF 7.982 billion). Of the CHF 0.179 billion of Allowance for credit losses related to securities disclosed in the note, CHF 0.066 billion related to reclassified SLARs and CHF 0.096 related to other reclassified securities. Therefore, the net amount of CHF 19.093 billion of reclassified securities in Note 9a reconciles to the total reclassified securities disclosed in Note 29. In future filings, UBS will include in the footnotes of Note 9a the amount of the allowance for credit losses related to reclassified securities.
Total exposure to auction rate securities
The information on Page 141 discloses what we believe to be a risk concentration in student loan ARS. This disclosure includes student loan ARS that were reclassified as well as those acquired and initially classified as loans. Footnote 1 of the Student loan auction rate securities inventory on page 141 notes that CHF 7.7 billion of the carrying value of these securities relate to reclassified assets. This amount reconciles to Footnote 2 to Note 9a on page 292 (CHF 7.793 billion, less CHF 0.066 billion allowance for loan loss). The risk concentration table is not intended to relate to the total of reclassified assets in Note 29. The CHF 7.7 billion of reclassified US student loan ARS disclosed on page 141 is a component of the US student loan and municipal auction rate securities disclosed in Note 29. In future filings, UBS will include in the footnotes of the student loan ARS inventory the amount of the allowance for credit losses related to reclassified securities.
Comment 13
Loans granted to members of the BoD on 31 December 2008 / 2009, page 392
Loans granted to members of the GEB on 31 December 2008 / 2009, page 392
It does not appear that you have provided all of the information regarding outstanding loans granted to members of the BoD and GEB as required by Item 7.B.2 of Form 20-F, including, for example, the nature of the loan and the transaction in which it was incurred and the interest rate on the loan. Please provide us with this information and confirm that you will revise future filings accordingly.
The items of information mentioned in your comment were omitted in reliance on Instruction 2 to Item 7.B. We also omitted, however, the required statements contained in that Instruction. We will include the required statements in future reports on Form 20-F so long as Instruction 2 is applicable to UBS, and to include the full information required under Item 7.B in the event that such Instruction is not applicable.
We further confirm that the statements in the Instruction are true as to the loans disclosed in our 2009 Form 20-F pursuant to Item 7.B: such loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 10 of 18
Comment 14
Form 6-K furnished May 4, 2010
Notes to the financial statements
Note 27 — Fair value of financial instruments, page 64
We note your disclosure on page 65 regarding the changes made in the discounting methods used to account for the impact of your own credit on the valuation of your financial liabilities designated at fair value. We also note that you revised your methodology for estimating debit valuation adjustments to incorporate your own risk in the valuation of derivative liabilities during 2009 based on your disclosure on page 319 of your Form 20-F. Given the multiple changes to the methods used to incorporate your own credit risk in your valuation of derivatives and financial liabilities designated at fair value, please provide the following:
•	Provide us with a comprehensive description of your current valuation methodology for these liabilities;
•	Clearly describe the valuation methods and assumptions used to estimate fair value and provide more clarity around the changes made to such methods and assumptions during recent periods;
•	Tell us how you considered whether your prior valuations of such derivatives and financial liabilities designated at fair value reflected the appropriate amount of own credit risk; and
•	Provide us with a sample computation which illustrates the calculation of a debit valuation adjustment.
1. Valuation methodology for financial liabilities at fair value
•	FVO liabilities
Instruments are discounted using an interest rate which includes a spread over LIBOR to reflect the UBS specific credit risk. The life-to-date own credit adjustment for a liability at a point in time is identified by calculating the effect on the fair value of the life-to-date difference between i) the UBS specific spread over LIBOR at the time the liability was first issued and ii) the current UBS spread over LIBOR. The change each period in the life-to-date own credit adjustment is reported as own credit P&L
The underlying principle behind the own credit calculation for FVO liabilities is therefore essentially straightforward, depending as it does on a comparison of the effects on the total fair value of the liability of a change to the UBS specific credit spread. However the actual calculation approach applied by UBS is made more complicated by the fact that UBS’s reporting and risk management systems do not currently have the capability to retain the actual specific UBS spread over LIBOR which applied when the FVO liability was first issued. The calculation approach therefore requires that a difference is identified between the funding curve spread at issuance and the LIBOR flat valuation. This difference is referred to internally as the “issuance adjustment”. The issuance adjustment is amortized over the life of the liability to reflect the fact that, as the instrument approaches maturity, the valuation effect of the issuance adjustment reduces to nil. In subsequent periods the life-to-date own credit adjustment is calculated as the difference between the funding curve and LIBOR flat, less the issuance adjustment which has not yet been amortized.
UBS also provides separate disclosure for the portion of the own credit P&L which relates only to changes in the UBS specific credit spread over LIBOR during the period. This amount excludes the effect of changes to the life-to-date own credit balance arising from factors which are unrelated to the UBS specific credit spread, such as the impact of early redemptions or buy-backs of liabilities and changes in liabilities’ fair value caused by other market factors. This amount is identified by calculating the effect on the fair value of liabilities outstanding at the period end, from revaluing them using the UBS specific spread over LIBOR which applied at the previous period end.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 11 of 18
•	Uncollateralized Derivatives
For the Equities and Foreign Exchange and Money Market businesses the own credit adjustment for uncollateralized derivatives is calculated using the discounting based approach used for FVO liabilities as described above. For the Fixed Income business, which constitutes the vast majority of the uncollateralized derivative portfolio the method for calculating own credit uses an approach equivalent to that used to generate the counterparty Credit Valuation Adjustment (CVA). CVA represents the theoretical cost to UBS of purchasing CDS protection against the risk of its counterparties defaulting. The adjustment for UBS’s own credit risk on uncollateralized derivatives is referred to as the Debit Valuation Adjustment (DVA). DVA represents at each reporting date the theoretical cost to UBS’s counterparties of purchasing CDS protection against the risk of UBS defaulting. The change in the total DVA in each period represents the own credit P&L from uncollateralized derivatives.
To generate DVA, the first step is to identify counterparties’ expected future exposure from uncollateralized derivatives to the risk of UBS defaulting. This was initially done using the Projected Credit Exposure (PCE) system. PCE was originally developed as a credit risk management tool for the purpose of calculating UBS’s CVA. During 2009 adaptations were completed which also enabled it to calculate DVA. This is achieved by identifying what is referred to as the negative / reverse Expected Exposure (EE) profile for the derivative portfolio. PCE calculates EE profiles representing UBS’s expected asset or liability exposure to each counterparty over the expected life of the derivative portfolio. The asset exposures represent positive EE profiles and are used to generate CVA and the liability exposures are the negative / reverse EE profiles which are used for the DVA calculation. The second step is then to calculate the theoretical cost for UBS’s counterparties of purchasing CDS protection against their exposure to UBS as identified by the negative EE exposures. During 2010 the PCE process is being replaced with a Risk Analytics (RA) system, which provides improved EE profiles for the most complex instruments.
The actual DVA own credit P&L for each period represents the change in the theoretical cost to UBS’s counterparties of purchasing protection against the risk of UBS defaulting. The reported P&L in each period is therefore impacted by two factors, i) changes to the UBS CDS spread that reflect the market perception of UBS’s probability of default and loss given default, and ii) changes in the reverse EE profile which is driven by market factors including changes to interest rates, exchange rates and other financial variables.
2. Valuation methodology and assumptions
The valuation methods and assumptions used to estimate fair value:
•	FVO liabilities
For financial liabilities reported under the FVO the valuation methodology is as described above. The key assumption underlying the calculation methodology is that application of the UBS funding curve to discount the cash flows of the instrument provides an appropriate representation of UBS’s own credit risk inherent in the liability. The use of the UBS funding curve is appropriate because the instruments include a significant funding component, which is normally reflected by the significant upfront cash payment received by UBS. This contrasts to a derivative such as a swap where the initial balance is normally zero and the liability exposure arises over time as a result of market changes.
The UBS funding curve reflects the price that UBS is willing to pay for the funding provided by the liability. The funding curve is set by reference to various factors including internal supply and demand considerations, the observable funding price charged by comparable peers and the funding cost observed from third party transactions in UBS debt. It is therefore representative of the hypothetical value for the funding that UBS would receive if it were deposited with an equivalent bank in a similar financial position to UBS.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 12 of 18
•	Uncollateralized Derivatives
For uncollateralized derivatives the valuation methodology is as described above. The key assumption underlying the DVA methodology is that it provides an appropriate exit fair value for pricing the own credit risk inherent in UBS’s uncollateralized derivative portfolio. This assumption is supported by the fact that should UBS seek to exit all or part of its portfolio of uncollateralized derivatives it would do so with another sophisticated investment bank. Since the PCE type methodology is market standard amongst sophisticated banks, they would be expected to calculate the exit price for UBS on this basis and transact accordingly. Similarly for the uncollateralized derivative counterparty to exit its exposure to UBS credit risk it would be expected to do so using the CDS market via a different investment bank. The price for protection linked to a specified derivative sold by an investment bank would also reflect the application of an EE type methodology.
3. Changes made to methods and assumptions during recent periods
•	Q3 2009 — Change to Calculating Own credit for uncollateralized derivatives
Prior to Q3 2009, the method for calculating own credit for Fixed Income uncollateralized derivatives was consistent with that used for structured note liabilities reported under FVO, except that the derivative calculation did not apply an issuance adjustment. This approach took the valuation of derivative liabilities generated using a LIBOR flat valuation, and revalued it using the UBS Senior Debt Curve (SDC). The difference between the two values provided the life-to-date own credit adjustment for which the change between periods provided the own credit P&L.
In Q3 2009 the method was changed to apply an approach equivalent to that used to calculate the counterparty CVA for uncollateralized derivatives. This was preferable to the discounting approach previously applied for three main reasons. Firstly, it leveraged with some adaptation the existing EE infrastructure that had been used successfully to calculate CVA for some time. Secondly, increasing the sophistication of the calculation was considered to better align with the approach that counterparties similar to UBS would apply to calculate their exposure to UBS. Thirdly, applying a methodology consistent with CVA ensured that when positive EE exposures became negative EE exposures and vice versa, the P&L effect of transitioning between DVA and CVA was minimized.
The approach which was applied from Q3 2009 onwards is described in the section above; Valuation methodology for financial liabilities at fair value, uncollateralized derivatives.
•	Q1 2010 — Change to using Revaluation Curve for FVO Liabilities
During Q1 2010 the IB changed from using the SDC to the Revaluation Curve (RC) for calculating own credit and for discounting internal cash deposits. The RC is the pricing curve used by the IB Asset and Liability Management (ALM) group to price vanilla MTNs of a size greater than USD 50 million, plus half the bid offer spread for internal cash transactions. The SDC is the price at which Group Treasury believe they would issue UBS benchmark bonds in volumes of USD 1 billion and above. The RC provides a better representation than the SDC of the price that UBS is prepared to pay for funds raised via MTNs which are reported under the FVO. Since Q1 2010 the RC was used by the trading desks for the purpose of internal risk management and control, and provides a better estimate of the fair value of the cash element of these instruments for financial reporting purposes. The change to using the RC for the purpose of reporting own credit reflected the change to the internal risk management and reporting practices followed by UBS.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 13 of 18
Also during Q1 2010 the process used to derive non-USD cash curves from the base USD funding curve changed. Prior to Q1, non-USD curves were constructed by applying at-the-money basis swaps to the USD SDC and backing out the foreign currency SDC. Basis swaps are quoted as collateralized instruments and demonstrate sensitivity to the funding risk posed by the final gross exchange of cash flows associated with a cross currency swap. The SDC is an uncollateralized curve and uncollateralized basis swaps would be priced differently. The front office changed the approach for calculating the non-USD funding curve to using at the money FX forwards, which are insensitive to funding risk, which provided a better estimate of fair value.
A further change to the funding curve was implemented during Q1 2010 with respect to the construction of the curve for longer tenors. For tenors over ten years, the funding curve is unobservable and previously a flat forward curve was considered to provide the best representation of the rates applicable from this point. UBS identified that a better estimate of the forward rate should extrapolate the rate from shorter observable tenors to create a smooth curve at longer tenors. This had the effect of increasing the level of the funding curve for longer tenors.
During Q1 2010 a change was made to the valuation of UBS’s portfolio of collateralized derivatives to discount them using the overnight interest rate swap curve. This change had no impact on the valuation of uncollateralized derivatives, the related DVA calculation or the valuation of amounts held as collateral.
Change of estimate
During the periods covered by the reports identified by the SEC UBS’s approach to calculating and reporting own credit advanced as its strategy for managing and monitoring its internal funding requirements developed. For each of the changes described above, improvements in the approach to calculating own credit for the purpose of external reporting and changes to how UBS manages funding took place contemporaneously. At all times the own credit calculation represented UBS’s best assessment of the valuation effect from UBS’s funding costs and credit risk. Each amendment to the calculation approach represented an improvement to the own credit estimate consistent with the improvements in UBS’s strategy for managing and pricing internal and external funding flows. As a result, in each case the changes represented improvements to an estimate and the amount of own credit risk reported prior to each of the changes was therefore considered to be correct.
Sample computation illustrating the DVA calculation
The example below outlines each of the key elements of the DVA calculation, performed under the EE methodology.
A client has a simple portfolio of transactions with UBS that consists of a single, uncollateralized 6 year at-the-money Interest Rate Swap (IRS). The market prices for LIBOR and UBS CDS curves are as follows:-

Year	LIBOR	UBS CDS
1	0.50%	1%
2	1%	1.10%
3	1.50%	1.20%
4	2%	1.30%
5	2.50%	1.40%
6	3%	1.50%

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 14 of 18
1.	Expected Exposure Profile Generation
The PCE / RA system runs Monte Carlo simulations of future scenarios to model the reverse expected exposure of the trade, e.g. the EE that the client will have to UBS over the future life of the IRS.
Assume that the simulation generates the following EE profile (in USD millions) which shows the typical bell shape for an at-the-money IRS:

Year	0	1	2	3	4	5	6
Reverse EE	0	10	20	30	20	10	0
2. Replicating Portfolio
The EE profile is converted into a theoretical portfolio of spot CDS which replicates the protection that would be required by the client against the exposure to UBS risk which is shown by the EE profile above. For the EE profile above the replicating portfolio of CDS required for each year would be as follows:

Year	0	1	2	3	4	5	6
Long protection 5Y		10	10	10	10	10
Long protection 4Y		10	10	10	10
Long protection 3Y		10	10	10
Short protection 2Y		-10	-10
Short protection 1Y		-10

Total Protection Notional		10	20	30	20	10

The notional of the replicating portfolio matches with the EE profile and shows the portfolio of CDS that would be required by the counterparty to protect them against their exposure to UBS.
3. Valuation
The CDS reserve is obtained by calculating the present value of the protection provided by the replicating portfolio. This is derived using the standard JPM CDS valuation formula within UBS’s CVA/DVA system, but for the purposes of this illustration we will show a simplified version of the calculation1.
The tables below show the present value (PV) of the protection provided by each of the swaps included in the replicating portfolio for each time period.
5 Year CDS

Year	0	1	2	3	4	5	6
Notional		10	10	10	10	10
UBS CDS		1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
LIBOR		0.5%	1.0%	1.5%	2.0%	2.5%	3.0%
PV of Protection		0.14	0.14	0.13	0.13	0.12	0.00
4 Year CDS

Year	0	1	2	3	4	5	6
Notional		10	10	10	10
UBS CDS		1.3%	1.3%	1.3%	1.3%	1.3%	1.3%
LIBOR		0.5%	1.0%	1.5%	2.0%	2.5%	3.0%
PV of Protection		0.13	0.13	0.12	0.12	0.00

[1]	The formula used to calculate the Present Value (PV) of protection is (Notional x UBS CDS %) / (1 + LIBOR ^ year)

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 15 of 18
3 Year CDS

Year	0	1	2	3	4	5	6
Notional		10	10	10
UBS CDS		1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
LIBOR		0.5%	1.0%	1.5%	2.0%	2.5%	3.0%
PV of Protection		0.12	0.12	0.11	0.00	0.00
2 Year CDS

Year	0	1	2	3	4	5	6
Notional		-10	-10
UBS CDS		1.1%	1.1%	1.1%	1.1%	1.1%	1.1%
LIBOR		0.5%	1.0%	1.5%	2.0%	2.5%	3.0%
PV of Protection		-0.11	-0.11	0.00	0.00	0.00
1 Year CDS

Year	0	1	2	3	4	5	6
Notional		-10
UBS CDS		1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
LIBOR		0.5%	1.0%	1.5%	2.0%	2.5%	3.0%
PV of Protection		-0.10	0.00	0.00	0.00	0.00

Total PV of Portfolio Protection		0.18	0.27	0.37	0.25	0.12	0.00

DVA Reserve		1.20
The DVA reserve is the total of the PV of protection provided by each CDS for each time period. This is the balance sheet value of the life-to-date own credit adjustment for the IRS. The change in the DVA from period to period provides the own credit P&L.
For clients with portfolios containing many instruments, the PCE / RA system includes them in the Monte Carlo simulation described in step 1 to generate an overall EE profile. The steps from 2 onwards are then applied as described above to generate the required DVA.
If the counterparty and UBS had in place a two-way collateral agreement with a threshold of 15 plus a minimum transfer amount (to avoid small collateral movements) the EE profile shown in step 1 above would be calculated to show the exposure capped at 15 as follows:-

Year	0	1	2	3	4	5	6
Reverse EE	0	10	15	15	15	10	0
The DVA calculation for this EE profile would be generated using exactly the same methodology as shown above from step 2 onwards.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 16 of 18
Comment 15
Form 6-K furnished July 27, 2010
We note your disclosure on page 28 that your emerging markets revenues declined, due at least in part to ongoing market concerns, particularly in Europe, about the impact of sovereign debt and the European Union response. Given these market concerns, and your significant exposure to sovereign counterparties, please tell us, and in future filings enhance your disclosure, to provide further quantitative exposure, by country, to any country whose credit rating is AA or below. As part of your response, please address which financial statement line item these exposures are included.
In our Q2 2010 Form 6-K, we provided guidance on our exposures to selected European countries. Specifically, in the Risk update on page 21 of the presentation we stated, “Our gross sovereign exposures to Greece, Ireland, Portugal and Spain are immaterial, and our gross sovereign exposure to Italy, while larger, is commensurate with its rating and the size of its economy. On a net basis, our sovereign exposures to these countries are insignificant individually and in aggregate.”
We would also like to highlight the following country risk disclosures in our 2009 Form 20-F:
•	Pages 128 and 129: qualitative disclosure on our country risk assessment process, related controls and exposure measures, in addition to specific quantitative disclosures on our emerging market country risk exposures by internal country rating category, geographical area and product type.
•	Page 414: in compliance with SEC requirements, we reported our cross-border outstandings. The disclosed tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2009, 2008 and 2007.
The inclusion in our quarterly reports of quantitative disclosures on a country-by-country basis to all sovereigns rated AA or below would involve a significant amount of data which would not be material to investors. We have commented on the exposure to selected European countries only to confirm that it is not considered material at this time. If we determine that any of our sovereign exposures (to these countries or others) are material, we will disclose the necessary information in relevant filings on Form 6-K and in our Annual Report 2010 on Form 20-F.
Comment 16
Form 6-K furnished July 27, 2010
We note your disclosure on page 69 that you are involved in a number of litigations in which parties allege breaches of representations and warranties on various whole loans and certain other assets transferred in securitization transactions. Please tell us whether you have recognized any provision related to these alleged breaches, and if not, please tell us which criteria in paragraph 14 of IAS 37 is (are) not met. To the extent you do not believe you are able to determine a range of possible outcomes, please tell us why and discuss the steps you have taken to try to determine a range. As part of your response, please provide additional information regarding the types of counterparties alleging the breaches, additional background on the dollar amount of claims made to date, and the nature of any discussions held with the counterparties with respect to these allegations.
Historically, UBS has originated relatively few mortgage loans for securitization or trading. Accordingly, UBS has received relatively few claims of contractual breaches of representations and warranties. Consistent with those facts, no provision was recognized at June 30, 2010, considering (a) the number and nature of the claims outstanding at that time and (b) UBS’s historical experience in successfully defending itself against such claims. That is, requirement 14(b) of IAS 37 was not deemed to have been satisfied. The Staff has requested that we provide additional information regarding the types of counterparties alleging the breaches, additional background on the dollar amount of claims made to date, and the nature of any discussions held with the counterparties with respect to these allegations. Most of the pending litigation matters referenced in UBS’s disclosure assert primarily securities law claims under U.S. federal and state securities laws and are in the early stages of litigation. The most significant lawsuit concerning alleged contractual breaches of representations and warranties is the one filed by the FDIC, as receiver, concerning 72 loans having an approximate original principal balance of $30 million.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 17 of 18
UBS Real Estate Securities, Inc. (“UBSRESI”) is the UBS AG affiliate that traded and sponsored securitizations of residential mortgages in the United States. UBSRESI is a consolidated subsidiary of UBS for accounting purposes. UBSRESI regularly responds to repurchase claims with its counterparties after reviewing relevant loan files to assess the merits of the claims. As a general matter, UBSRESI has agreed to repurchase loans or make certain payments if it has deemed there to have been material breaches, and UBSRESI has declined to purchase loans or otherwise make payments if it has found no such breaches. UBSRESI may experience delays in making its assessment of breach claims because it first may need to request and then obtain relevant documents that are in the loan servicer’s possession. Claimants that have demanded loan repurchases include, among others, trustees on behalf of securitization trusts, issuers of mortgages and RMBS, financial institutions that purchased portfolios of loans (“whole loan buyers”), and the FDIC, as receiver for a whole loan buyer.
Between 2006 and 2008, UBSRESI received demands to repurchase approximately 279 loans with an approximate original principal balance of $112 million based on alleged breaches of representations and warranties. UBSRESI repurchased approximately 30 of the loans with an unpaid balance of approximately $12 million. Repurchase claims with respect to the remaining 249 loans were rescinded after rebuttal. Additionally, of the approximately 30 loans UBSRESI repurchased, it put back approximately 19 loans with an unpaid balance of approximately $7.0 million to parties from whom the loans were purchased.
In 2009, UBSRESI received demands to repurchase approximately 385 loans with an approximate original principal balance of $234 million. Claims for approximately 141 of these loans were rescinded after rebuttal. UBSRESI has reviewed and sent rebuttal notices with respect to most of the remaining 244 loans but final resolution is pending. Those 244 loans include the loans that are the subject of the aforementioned litigation with the FDIC, as receiver for a whole loan buyer.
By the third quarter of 2010, UBSRESI had received repurchase claims regarding approximately 777 loans with an approximate original principal balance of $348 million. Of these 777 loans, 37 loans with an approximate original principal balance of $21 million and 5 loans with an approximate principal balance of $2 million are the subject of pending repurchase demands previously received by UBSRESI in 2009 and earlier in 2010, respectively. Claims for the repurchase of approximately 762 of these loans, with an approximate original principal balance of $341 million, were first made in August 2010. UBSRESI is engaged in an ongoing review of the files relating to the 762 loans. As of September 30, 2010, we have established a provision based on our best estimate of the loss arising from the unresolved loan repurchase demands received to date. We are currently assessing our disclosures related to this matter that will be presented in our Form 6-K for the third quarter of 2010.

UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
October 7, 2010
Page 18 of 18
In connection with this response to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses above appropriately address your comments. Should you have further comments or wish to discuss these matters in greater detail, please contact Todd Tuckner, Head Group Tax and Accounting Policy, at 011-41-44-234-8280, or Dieter Meyer, Head of Group Accounting Policy, at 011-41-44-236-8257.

Very truly yours,

UBS AG

/s/ John Cryan John Cryan	/s/ Todd Tuckner Todd Tuckner
Group CFO	Head Group Tax and Accounting Policy